SUB-ITEM 77C: Submission of matters to a vote of security holders

The following proposal was addressed and approved by shareholders of The Hartford Fundamental Growth Fund ("Acquired Fund"), a series of The Hartford Mutual Funds, Inc., during the period at a special meeting of shareholders held on December 17, 2012.

A proposal to approve a Plan of Reorganization (the "Reorganization Plan") providing for the acquisition of all of the assets and liabilities of the Acquired Fund by The Hartford Growth Opportunities Fund (the "Acquiring Fund"), a series of The Hartford Mutual Funds II, Inc., solely in exchange for shares of the Acquiring Fund, followed by the complete liquidation of the Acquired Fund.

Fund Name For Against Abstain
The Hartford Fundamental Growth Fund 4,329,199.301 110,250.549 24,958.140

The reorganization occurred on February 22, 2013.  The Board of Directors of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. approved the Reorganization Plan at a meeting held on July 31-August 1, 2012.